Exhibit 99.1
Stellantis Reports First Half 2025 Results Reflecting External Headwinds and Ongoing Recovery Actions; Financial Guidance Re-Established
•Net revenues of €74.3 billion, down 13% compared to H1 2024 primarily driven by Y-o-Y declines in North America and Enlarged Europe, partially offset by growth in South America
•Net loss of (€2.3) billion, including €3.3 billion of net charges excluded from Adjusted operating income(1), down compared to H1 2024 Net Profit of €5.6 billion. AOI(1) of €0.5 billion, with AOI margin(2) of 0.7%, below prior year levels of €8.5 billion and 10.0%, respectively
•Industrial free cash flows(3) of (€3.0) billion, as the subdued level of AOI generation was more than offset by CapEx and R&D expenditures in H1 2025
•Total industrial available liquidity at June 30, 2025 was €47.2 billion, above targeted ratio to Net Revenues
•Total inventories of 1.2 million units (Company inventory of 298 thousand units) at June 30, 2025, +1% compared with year-end 2024, even as new products launched and consolidated shipments rose +5% sequentially
•H1 2025 saw sequential improvement in Shipments, Net revenues, AOI(1) and Industrial free cash flows(3) compared to H2 2024, realizing benefits from an expanded product lineup, revitalized marketing and strong inventory discipline; Net loss deteriorated sequentially
•The Company re-established financial guidance, expects continued sequential improvement in H2 2025

"My first weeks as CEO have reconfirmed my strong conviction that we will fix what’s wrong in Stellantis by capitalizing on everything that’s right in Stellantis – starting from the strength, energy and ideas of our people, combined with the great new products we are now bringing to market.

2025 is turning out to be a tough year, but also one of gradual improvement. Signs of progress are evident when comparing H1 2025 to H2 2024, in the form of improved volumes, Net revenues, and AOI, despite intensifying external headwinds. Our new leadership team, while realistic about the challenges, will continue making the tough decisions needed to re-establish profitable growth and significantly improved results."

                                                                                                      Antonio Filosa, CEO

Jeep® Compass

(€ million)		H1 2025	H1 2024	Change
 H2 2025 GUIDANCE

Net revenues: Increased vs. H1 2025

AOI margin(2): Low-single digits

Industrial free cash flows(3): Improved vs. H1 2025

Note: Guidance assumes current tariff/trade rules in place as of July 29, 2025.

I F R S	Net revenues	74,261	85,017	(13)%
	Net profit/(loss)	(2,256)	5,647	(140)%
	Diluted EPS	(0.78)	1.86	(142)%
	Cash flows from operating activities(4)	(2,287)	3,970	(158)%
N O N - G A A P	Adjusted operating income(1)	540	8,463	(94)%
	Adjusted operating income margin(2)	0.7%	10.0%	(930)	bps
	Adjusted diluted EPS(5)	0.18	2.36	(92)%
	Industrial free cash flows(3)	(3,005)	(392)	+667%
____________________________________________________________________________________________________________________________________
All reported data is unaudited. Reference should be made to the section “Safe Harbor Statement” included elsewhere within this document.

Refer to page 7 for an explanation of the items referenced on this page

AMSTERDAM, July 29, 2025 - Stellantis N.V. today announced results for the H1 2025, reporting Net revenues of €74.3 billion, down 13% compared to H1 2024. This decline was primarily driven by North America and Enlarged Europe regions, partially offset by growth in South America. Results also reflect the impacts of foreign exchange headwinds, tariffs, and declines in European LCV industry volumes. Despite the challenging financial results, Stellantis is actively positioning itself for a stronger future through strategic leadership changes and renewed focus.
New Leadership Team Now in Place
Stellantis announced on May 28, 2025 that its Board of Directors had unanimously selected Antonio Filosa as its new CEO, effective June 23, 2025. Filosa brings to the CEO role a people-first management philosophy, an expansive track record of success at the Company, and a clear vision for succeeding in a challenging auto industry.

On June 23, 2025 Filosa announced Stellantis' new leadership team, comprised of individuals with extensive automotive industry expertise. The announcement marked the elevation of several high-performing executives to top-level roles for the first time, with the majority assuming significantly expanded responsibilities.

Filosa was confirmed as a member of the Board of Directors and an executive director of Stellantis at the Extraordinary General Meeting on July 18, 2025.

Commercial Recovery Update - Product Wave in Motion for Further Growth
Commercial recovery actions included the launch of four new models in H1 2025: Citroën C3 Aircross, Fiat Grande Panda, Opel/Vauxhall Frontera, Ram ProMaster Cargo BEV, as well as significant updates to popular products like the Ram 2500 and 3500 Heavy Duty, Citroën C4/C4X and Opel Mokka. New products contributed to a 127-basis points increase in EU30 market share compared to H2 2024, and a significant improvement in North American order books, which can support future period performance.

Stellantis plans to launch 10 new models in 2025, including three STLA Medium products in H2 2025: Jeep® Compass, Citroën C5 Aircross and DS No8, complementing the recently launched STLA Medium-based Peugeot 3008, 5008 and Opel/Vauxhall Grandland.

In direct response to customer feedback, Ram announced the return of the 5.7-liter HEMI® V-8 in the 2026 Ram 1500. The first trucks will arrive at dealerships in H2 2025. The second half of 2025 will also see the return to production for several other iconic products: the hybrid Jeep® Cherokee and the ICE Dodge Charger SIXPACK, each of which has been on production hiatus since 2023. The four-door Charger Daytona also joins the family.

Peugeot announced the comeback of its GTi franchise with a new 208 GTi revealed at the 24 Hours of Le Mans in June 2025.

Additionally, the Fiat Titano pickup truck has been introduced to the Argentine market, with a new engine and transmission, and is now produced at our plant in Córdoba, Argentina.

Tariff Update
Stellantis updates its estimate of 2025 net tariff impact to approximately €1.5 billion, of which €0.3 billion was incurred in H1 2025. The Company remains highly engaged with relevant policymakers, while continuing long-term scenario planning.

Stellantis Re-Establishes Financial Guidance
Stellantis has initiated financial guidance for H2 2025. The Company expects to see increased Net revenues, low-single digit AOI(2) profitability, and improved Industrial FCF(3) results in H2 2025. Guidance assumes current tariff/trade rules in place as of July 29, 2025.

Upcoming Events
On July 29, 2025, at 2:00 p.m. CEST/8:00 a.m. EDT, a live webcast and conference call will be held to present Stellantis' First Half 2025 Results, with the presentation expected to be posted at approximately 8:00 a.m. CEST/2:00 a.m. EDT. The webcast and recorded replay will be accessible under the Investors section of the Stellantis corporate website (www.stellantis.com).

About Stellantis
Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, visit www.stellantis.com.
Refer to page 7 for an explanation of the items referenced on this page and market and industry information

SEGMENT PERFORMANCE

NORTH AMERICA					ENLARGED EUROPE
€ million, except as otherwise stated	H1 2025	H1 2024	Change		€ million, except as otherwise stated	H1 2025	H1 2024	Change
Shipments (000s)	647	838	(191)		Shipments (000s)	1,289	1,387	(98)
Net revenues	28,198	38,353	(10,155)		Net revenues	29,241	29,969	(728)
AOI	(951)	4,366	(5,317)		AOI	9	2,060	(2,051)
AOI margin	(3.4)%	11.4%	(1,480)	bps	AOI margin	—%	6.9%	(690)	bps
•Shipments down 23%, mainly due to reduced production of imported vehicles most impacted by tariffs, lower fleet channel sales and production gaps resulting from discontinued models
•Net revenues down 26%, primarily due to production gaps resulting from discontinued models, as well as reduced production of certain products most impacted by tariffs
•Adjusted operating income/(loss) down 122%, due to significant unfavorable impacts from volume & mix, increased sales incentives, as well as unfavorable variable cost absorption and warranty costs

•Shipments down 7%, mainly due to the slower ramp up of recently launched B-segment vehicles, partially offset by higher volumes of Fiat 600, Peugeot 3008 and 5008, as well as Jeep® Avenger
•Net revenues down 2%, due to decreased volumes and higher incentive levels, partially offset by positive impacts from vehicle mix
•Adjusted operating income down 100%, due to higher sales incentives, lower volumes and unfavorable mix, partially offset by reduced sales of vehicles with a buyback commitment

MIDDLE EAST & AFRICA					SOUTH AMERICA
€ million, except as otherwise stated	H1 2025	H1 2024	Change		€ million, except as otherwise stated	H1 2025	H1 2024	Change
Combined shipments(6) (000s)	251	273	(22)		Shipments (000s)	471	394	+77
Consolidated shipments(6) (000s)	225	214	+11		Net revenues	7,769	7,367	+402
Net revenues	4,944	5,005	(61)		AOI	1,188	1,150	+38
AOI	768	1,047	(279)		AOI margin	15.3%	15.6%	(30)	bps
AOI margin	15.5%	20.9%	(540)	bps
•Consolidated shipments up 5%, mainly due to increased shipments of Citroën Berlingo, Peugeot Partner, Opel/Vauxhall Combo and Fiat Doblo Cargo, partially offset by continued impacts from regional importation restrictions
•Net revenues down 1%, primarily due to unfavorable FX translation effects, mainly from Turkish Lira, largely offset by increases in volumes & favorable mix, as well as increases in net pricing
•Adjusted operating income down 27%, mainly due to unfavorable FX transaction and translation effects primarily related to the Turkish Lira, partially offset by positive pricing actions

•Shipments up 20%, driven primarily by increased volumes in Argentina, as well increased y-o-y shipments of Fiat Strada, Fastback and Argo
•Net revenues up 5%, largely due to increased volumes, mainly driven by Argentina, largely offset by FX impacts from Brazilian Real and Argentine Peso
•Adjusted operating income up 3%, primarily due to increased volumes in Argentina and a benefit from recognition of Brazilian indirect tax credits, partially offset by unfavorable FX

CHINA AND INDIA & ASIA PACIFIC					MASERATI
€ million, except as otherwise stated	H1 2025	H1 2024	Change		€ million, except as otherwise stated	H1 2025	H1 2024	Change
Combined shipments(6) (000s)	28	32	(4)		Shipments (000s)	4.2	6.5	(2.3)
Consolidated shipments(6) (000s)	28	32	(4)		Net revenues	369	631	(262)
Net revenues	923	1,072	(149)		AOI	(139)	(82)	(57)
AOI	19	57	(38)		AOI margin	(37.7)%	(13.0)%	(2,470)	bps
AOI margin	2.1%	5.3%	(320)	bps
•Lower results Lower results due to decline in shipments, continued pricing pressures, and FX impacts, partially offset by increased share of profit of equity method investees, driven by improved results from Zhejiang Leapmotor Technology Co., Ltd.
					•Lower results Lower results due to decreased volume and mix impacts, as well as de-stocking and repositioning efforts in North America and China
Refer to page 7 for an explanation of the items referenced on this page

Reconciliations
Net revenues from external customers to Net revenues and Net profit to Adjusted operating income

H1 2025	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		28,198	29,163	4,938	7,696	919	368	2,979	74,261
Net revenues from transactions with other segments		—	78	6	73	4	1	(162)	—
Net revenues		28,198	29,241	4,944	7,769	923	369	2,817	74,261
Net profit/(loss)									(2,256)
Tax expense/(benefit)									(614)
Net financial expenses/(income)									160
Operating income/(loss)									(2,710)
Adjustments:
Restructuring and other costs, net of reversals(A)		(41)	531	—	4	—	—	28	522
Takata airbags recall campaign(B)		—	239	—	—	—	—	—	239
Impairments and supplier claims
Platform impairments(C)		—	26	—	—	—	552	—	578
Program cancellations and supplier claims(D)		327	134	8	319	1	—	—	789
Fuel cell program discontinuation(E)		—	733	—	—	—	—	—	733
CAFE penalty rate(F)		269	—	—	—	—	—	—	269
Stellantis Türkiye disposal(G)		—	—	246	—	—	—	—	246
Other(H)		(83)	(26)	—	—	2	3	(22)	(126)
Total adjustments		472	1,637	254	323	3	555	6	3,250
Adjusted operating income/(loss)(1)		(951)	9	768	1,188	19	(139)	(354)	540
________________________________________________________________________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Primarily related to workforce reductions, mainly in Enlarged Europe, partially offset by a €41 million reduction in estimated North America restructuring costs
(B) Related to stop-drive campaign on certain vehicles in Enlarged Europe announced in June 2025
(C) Due to reduced volumes, platforms used for Maserati and Alfa Romeo vehicles were impaired and recognized in Maserati for €552 million and in Enlarged Europe for €26 million
(D) Primarily related to programs cancelled as a result of strategic reviews and corresponding supplier claims
(E) During the six months ended June 30, 2025, Stellantis decided to discontinue its fuel cell strategy. As a result, the following items have been impaired: (i) investment in Symbio(€179 million), (ii) loans granted to Symbio (€162 million), (iii) capitalized development expenditures and PPE related to fuel cells (€329 million) and (iv) in addition, provisions for risks were recognized (€63 million)
(F) As a result of the elimination of CAFE fines with the enactment of the One Big Beautiful Bill Act, the Company recognized a net expense of €97 million, comprised of net €172 million of CAFE credits recognized as a reduction of Cost of revenues, which remains included in Adjusted operating income as these amounts reduced prior year CAFE fines, and a net expense of €269 million, which is excluded from AOI and comprised of (i) elimination of the CAFE provision of €844 million, (ii) impairment of the regulatory credit assets of €609 million, and (iii) onerous contracts related to contractual purchase commitments for CAFE credits of €504 million
(G) Sale of Stellantis Türkiye to the Company’s joint venture, Tofas, for which the Company recognized an estimated loss on disposal of €246 million, driven primarily by the recycling of the cumulative translation reserve from Equity to the Consolidated Income Statement upon disposal
(H) Comprised primarily of (i) adjustments to costs previously recognized to support the workforce during the transformation of certain plants in North America, (ii) gains on sales of real estate in Enlarged Europe, and (iii) a gain from dilution related to the investment in Archer Aviation

Refer to page 7 for an explanation of the items referenced on this page

H1 2024	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		38,351	29,848	5,005	7,373	1,071	631	2,738	85,017
Net revenues from transactions with other segments		2	121	—	(6)	1	—	(118)	—
Net revenues		38,353	29,969	5,005	7,367	1,072	631	2,620	85,017
Net profit/(loss)									5,647
Tax expense/(benefit)									1,342
Net financial expenses/(income)									(350)
Operating income/(loss)									6,639
Adjustments:
Restructuring and other costs, net of reversals(A)		48	1,087	—	9	—	25	43	1,212
Impairment expense and supplier obligations, net of reversals(B)		2	43	—	—	11	324	8	388
Takata airbags recall campaign, net of recoveries		—	74	4	1	—	—	—	79
Other(C)		119	2	—	29	1	—	(6)	145
Total adjustments		169	1,206	4	39	12	349	45	1,824
Adjusted operating income/(loss)(1)		4,366	2,060	1,047	1,150	57	(82)	(135)	8,463
________________________________________________________________________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Primarily related to workforce reductions
(B) Primarily related to certain platform assets in Maserati and Enlarged Europe, net of reversal
(C) Primarily related to costs to support the workforce during the transformation of a plant in North America
Diluted EPS to Adjusted diluted EPS(5)

Results from continuing operations
(€ million, except as otherwise stated)	H1 2025	H1 2024
Net (loss)/profit attributable to owners of the parent	(2,240)	5,624
Weighted average number of shares outstanding (000)	2,882,611	3,002,791
Number of shares deployable for share-based compensation (000)(A)	—	21,659
Weighted average number of shares outstanding for diluted earnings per share (000)	2,882,611	3,024,450
Diluted (loss)/earnings per share (A) (€/share)	(0.78)	1.86

Adjustments, per above	3,250	1,824
Tax impact on adjustments(B)	(470)	(316)
Unusual items related to income taxes	—	—
Total adjustments, net of taxes	2,780	1,508
Number of shares deployable for share-based compensation (000)(A)	17,162	—
Adjusted dilutive impact per share	0.00	—
Impact of adjustments above, net of taxes, on Diluted earnings per share from continuing operations (B) (€/share)	0.96	0.50
Adjusted Diluted earnings per share(5) (€/share) (A+B)	0.18	2.36
______________________________________________________________________________________________________________________________________________
(A )For the six-month period ended June 30, 2025, the Company reported a loss attributable to the owners of the parent. Consequently, the potential dilutive impact of share-based payment plans was excluded from the calculation of diluted earnings/(loss) per share, as their inclusion would have been anti-dilutive. However, for the purpose of calculating Adjusted diluted earnings per share, the adjusted net result reflects a profit. Therefore, the potential dilutive effect of share-based payment plans has been included in this calculation, as their impact is dilutive under these circumstances
(B) Tax impact on adjustments is calculated based on the expected local country tax implications for each adjustment
Refer to page 7 for an explanation of the items referenced on this page

Cash flows from operating activities to Industrial free cash flows

(€ million)	H1 2025	H1 2024
Cash flows from operating activities(4)	(2,287)	3,970
Less: Financial services, net of inter-segment eliminations(4)	(4,397)	(2,384)
Less: Capital Expenditures and capitalized research and development expenditures and change in amounts payable on property, plant and equipment and intangible assets for industrial activities	5,136	5,438
Add: Proceeds from disposal of assets and other changes in investing activities	473	163
Less: Contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments	480	1,495
Add: Defined benefit pension contributions, net of tax	28	24
Industrial free cash flows(3)	(3,005)	(392)

Debt to Industrial net financial position

(€ million)	June 30, 2025	December 31, 2024
Debt	(40,799)	(37,227)
Current financial receivables from jointly-controlled financial services companies	1,371	674
Derivative financial assets/(liabilities), net and collateral deposits	202	222
Financial securities	2,176	4,468
Cash and cash equivalents	30,660	34,100
Industrial Net Financial Position Classified as Held for sale	(130)	169
Net financial position	(6,520)	2,406
Less: Net financial position of financial services	(15,512)	(12,722)
Industrial net financial position(7)	8,992	15,128

Available liquidity

(€ million)	June 30, 2025	December 31, 2024
Cash, cash equivalents and financial securities(8)	32,836	38,568
Undrawn committed credit lines	16,895	12,915
Cash, cash equivalents and financial securities - included within Assets held for sale	5	297
Total Available liquidity(9)	49,736	51,780
of which: Available liquidity of the Industrial Activities	47,228	49,481

Refer to page 7 for an explanation of the items referenced on this page.

NOTES

(1) Adjusted operating income/(loss) excludes from Net profit/(loss) from continuing operations adjustments comprising restructuring and other termination costs, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income) and Tax expense/(benefit).
Unusual operating income/(expense) are impacts from strategic decisions, as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to: impacts from strategic decisions to rationalize Stellantis' core operations; facility-related costs stemming from Stellantis' plans to match production capacity and cost structure to market demand, and convergence and integration costs directly related to significant acquisitions or mergers.
(2) Adjusted operating income/(loss) margin is calculated as Adjusted operating income/(loss) divided by Net revenues.
(3) Industrial free cash flows is our key cash flow metric and is calculated as Cash flows from operating activities less: (i) cash flows from operating activities from discontinued operations; (ii) cash flows from operating activities related to financial services, net of eliminations; (iii) investments in property, plant and equipment and intangible assets for industrial activities; (iv) contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments; and adjusted for: (i) net intercompany payments between continuing operations and discontinued operations; (ii) proceeds from disposal of assets and (iii) contributions to defined benefit pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables, factoring and the payment of accounts payables, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Company’s control. In addition, Industrial free cash flows is one of the metrics used in the determination of the annual performance bonus for eligible employees, including members of the senior management.
(4) Effective H1 2025, two types of cash flows were reclassified to cash flows from operating activities: (i) the net change in receivables related to financial services activities have been reclassified from investing activities as these are part of our principal revenue-generating activities and (ii) certain financial receivables related to factoring transactions from financing activities. Comparative figures for H1 2024 have been reclassified accordingly.

(€ million)	H1 2024 as reported	Adjustment: Financial services activities	Adjustment: Financial receivables	H1 2024 as adjusted
Cash flows from operating activities	4,889	(1,739)	820	3,970
Less: Financial services, net of inter-segment eliminations	(1,465)	1,739	(820)	(2,384)
Less: Capital Expenditures and capitalized research and development expenditures and change in amounts payable on property, plant and equipment and intangible assets for industrial activities	5,438	—	—	5,438
Add: Proceeds from disposal of assets and other changes in investing activities	163	—	—	163
Less: Contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments	1,495	—	—	1,495
Add: Defined benefit pension contributions, net of tax	24	—	—	24
Industrial free cash flows	(392)	—	—	(392)
(5) Adjusted diluted earnings per share ("EPS") is calculated by adjusting Diluted earnings per share for the post-tax impact per share of the same items excluded from Adjusted operating income as well as tax expense/(benefit) items that are considered rare or infrequent, or whose nature would distort the presentation of the ongoing tax charge of the Company. We believe this non-GAAP measure is useful because it also excludes items that we do not believe are indicative of the Company’s ongoing operating performance and provides investors with a more meaningful comparison of the Company’s ongoing quality of earnings. Adjusted diluted EPS should not be considered as a substitute for Basic earnings per share, Diluted earnings per share from operations or other methods of analyzing our quality of earnings as reported under IFRS.
(6) Combined shipments include shipments by the Company's consolidated subsidiaries and unconsolidated joint ventures, whereas Consolidated shipments only include shipments by the Company's consolidated subsidiaries. This includes the vehicles produced by our joint ventures and associates (including Leapmotor) which are distributed by our consolidated subsidiaries. In addition to the volumes included in consolidated shipments, combined shipments also includes the vehicles distributed by our joint ventures (such as Tofas). Figures by segments may not add up due to rounding.
(7) Industrial net financial position is calculated as Debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) financial securities that are considered liquid, (iii) current financial receivables from the Company or its jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits. Therefore, debt, cash and cash equivalents and other financial assets/ liabilities pertaining to Stellantis’ financial services entities are excluded from the computation of the Industrial net financial position. Industrial net financial position includes the Industrial net financial position classified as held for sale.
(8) Financial securities are comprised of short term or marketable securities which represent temporary investments but do not satisfy all the requirements to be classified as cash equivalents as they may be subject to risk of change in value (even if they are short-term in nature or marketable).
(9) The majority of our liquidity is available to our treasury operations in Europe and U.S.; however, liquidity is also available to certain subsidiaries which operate in other countries. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, (and in particular in Argentina, in which we have €444 million cash and securities at June 30, 2025 (€680 million at December 31, 2024), and in Algeria, in which we have €373 million (€276 million at December 31, 2024)), we do not believe such transfer restrictions had an adverse impact on the Company’s ability to meet its liquidity requirements at the dates presented above. Cash and cash equivalents also include €511 million at June 30, 2025 (€451 million at December 31, 2024) held in bank deposits which are restricted to the operations related to securitization programs and warehouses credit facilities of Stellantis Financial Services U.S.
Rankings, market share and other industry information are derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (ANTS), Associação Nacional dos Fabricantes de Veículos Automotores (ANFAVEA), Ministry of Infrastructure and Sustainable Mobility (MIMS), S&P Global, Ward’s Automotive) and internal information unless otherwise stated.
For purposes of this document, and unless otherwise stated industry and market share information are for passenger cars (PC) plus light commercial vehicles (LCV), except as noted below:

•Enlarged Europe excludes Russia and Belarus. From 2025, this includes Israel and Palestine (prior periods have not been restated);
•Middle East & Africa excludes Iran, Sudan and Syria. From 2025, this excludes Israel and Palestine (prior periods have not been restated);
•South America excludes Cuba;
•India & Asia Pacific reflects aggregate for major markets where Stellantis competes (Japan (PC), India (PC), South Korea (PC + Pickups), Australia, New Zealand and South East Asia);
•China represents PC only and includes licensed sales from DPCA; and
•Maserati reflects aggregate for 17 major markets where Maserati competes and is derived from S&P Global data, Maserati competitive segment and internal information.
Prior period figures have been updated to reflect current information provided by third-party industry sources.
EU30 = EU 27 (excluding Malta), Iceland, Norway, Switzerland and UK.
Low emission vehicles (LEV) = battery electric (BEV), plug-in hybrid (PHEV), range-extender electric vehicle (REEV) and fuel cell electric (FCEV) vehicles.
All Stellantis reported BEV and LEV sales include Citroën Ami, Opel Rocks-e and Fiat Topolino; in countries where these vehicles are classified as quadricycles, they are excluded from Stellantis reported combined sales, industry sales and market share figures.

SAFE HARBOR STATEMENT
This document, in particular references to “H2 2025 Guidance”, contains forward looking statements. Statements regarding future financial performance and the Company’s expectations as to the achievement of certain targeted metrics, including revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Company’s current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.
Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the Company’s ability to launch new products successfully and to maintain vehicle shipment volumes; the Company’s ability to attract and retain experienced management and employees; changes in trade policy, the imposition of global and regional tariffs or tariffs targeted to the automotive industry; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; the Company’s ability to successfully manage the industry-wide transition from internal combustion engines to full electrification and accurately predict the market demand for electrified vehicles; the Company’s ability to offer innovative, attractive products and to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; the Company’s ability to produce or procure electric batteries with competitive performance, cost and at required volumes; the Company’s ability to successfully launch new businesses and integrate acquisitions; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Company’s vehicles; exchange rate fluctuations, interest rate changes, credit risk and other market risks; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in the Company’s vehicles; changes in local economic and political conditions; the enactment of tax reforms or other changes in tax laws and regulations; the level of governmental economic incentives available to support the adoption of battery electric vehicles; the impact of increasingly stringent regulations regarding fuel efficiency and greenhouse gas and tailpipe emissions; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the level of competition in the automotive industry, which may increase due to consolidation and new entrants; exposure to shortfalls in the funding of the Company’s defined benefit pension plans; the Company’s ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the operations of financial services companies; the Company’s ability to access funding to execute its business plan; the Company’s ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with the Company’s relationships with employees, dealers and suppliers; the Company’s ability to maintain effective internal controls over financial reporting; developments in labor and industrial relations and developments in applicable labor laws; earthquakes or other disasters; and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Company disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Company and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission and AFM.